UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No.____________)*

                   First Financial Corporation
                                                 (Name of Issuer)

                  Common Stock Without Par Value
                  (Title of Class of Securities)

                          320218(10)
                        (CUSIP Number)




Check the following box if a fee is being paid with this statement____. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  320218(10)            13G                 Page 3 of 4
Pages

1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       FIRST FINANCIAL CORPORATION
       EMPLOYEE STOCK OWNERSHIP PLAN       35-2702871


2.  Check the Appropriate Box if a Member of a Group*

                   N/A

3.  SEC. Use Only

4.  Citizenship or Place of Organization

     INDIANA

Number of Shares      5.  Sole Voting Power
                               0

Beneficially          6.  Shared Voting Power
                               0

Owned by              7.  Sole Dispositive Power
                               0

Each                  8.  Shared Dispositive Power
                              418,938

Reporting Person

With

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                             418,938

10. Check Box if the Aggregate Amount in Row (9) excludes certain
     shares*                  n/a

11. Percent of Class Represented by Amount in Row 9
                              6.27%

12. Type of Reporting person*
                               EP





ITEM 1.

   ITEM 1(a)        Name of Issuer:

                       First Financial Corporation

   ITEM A (b)       Address of Issuer's Principal Executive
                     Offices:

                       One First Financial Plaza
                       P.O. Box 540
                       Terre Haute, IN 47808-0540

ITEM 2.

   ITEM 2 (a)       Name of Person Filing:

                       First Financial Plaza
                       Employee Stock Ownership Plan

   ITEM 2 (b)       Address of Principal Business Office or, if
                     none, Residence:

                       One First Financial Plaza
                       P.O. Box 540
                       Terre Haute, IB 47808-0540

   ITEM 2 (c)       Citizenship:

                       Place of Organization:  Indiana

   ITEM 2 (d)       Title of Class Of Securities:

                       Common Stock without par value

   ITEM 2 (e)       Cusip Number

                       320218(10)

ITEM 3. Statement filed pursuant to Rules 13d-1(b) or 13d-2(b)

                    Not applicable because this is an amendment to an original filing under Section 13(g)(1). The reporting person was a beneficial owner of more than 5 percent of the Issuer's outstanding common stock prior to the Issuer's registration under Section 12(g) of the Securities Exchange Act of 1934.






ITEM 4.            Ownership. (As of December 31, 1997:)

                   (a) Amount Beneficially Owned:  418,938 shares
                   (b) Percent of Class: 6.27%
                   (c) Number of shares as to which such person
                         has:
                   (I)  sole power to vote or direct the vote
                                      -0-
                  (ii)  shared power to vote or direct the vote
                                      -0-
                 (iii)  sole power to dispose or to direct the
                         disposition of  -0-
                  (iv)  shared power to dispose or to direct the
                         disposition of 418,938

ITEM 5.          Ownership of Five Percent or Less of a Class.

                    Not Applicable

ITEM 6.          Ownership of More than Five Percent on Behalf
                  of another person.

                 The participants in the First Financial
                 Corporation Employee Stock Ownership Plan
                 ("Plan") have the right to receive the dividends and proceeds from the sale of the securities held by the plan under the conditions set forth in the Plan.

ITEM 7.          Identification and Classification of the
                 Subsidiary which acquired the Security
                 being reported on by the Parent Holding
                 Company.

                    Not applicable

ITEM 8.          Identification and classification of
                  members of the Group.

                    Not applicable

ITEM 9.          Notice of Dissolution of Group.

                    Not applicable

ITEM 10.         Certification.

                    Not applicable







SIGNATURE.       After reasonable inquiry and to the best of my
                 knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             FIRST FINANCIAL CORPORATION
                             EMPLOYEE STOCK OWNERSHIP PLAN


                             By: Terre Haute First National Bank
                                 John W. Perry, Secretary



Dated:  January 27, 1998